Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS OF THE ROUSE COMPANY LP,
(Debtor-in-Possession)
A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

The following is unaudited consolidated financial information for our subsidiary, The Rouse Company LP (“TRCLP”), as of September 30, 2009 and December 31, 2008 and for the nine months ended September 30, 2009 and 2008.

Debtors in Possession

As we were unable to reach an out-of-court consensus with our lenders concerning certain past due and cross-collateralized or cross-defaulted debt, on the Petition Date, the Company, the Operating Partnership and certain of the Company’s domestic subsidiaries, including TRCLP and certain of TRCLP’s subsidiaries, filed voluntary petitions for relief under Chapter 11 in the Bankruptcy Court. On April 22, 2009, certain additional domestic subsidiaries (collectively with the subsidiaries filing on the Petition Date, the Company and the Operating Partnership, the “Debtors”) of the Company also filed voluntary petitions for relief in the Bankruptcy Court (collectively, the “Chapter 11 Cases”) which the Bankruptcy Court has ruled may be jointly administered.  However, neither GGMI, certain of our wholly-owned subsidiaries, nor any of our joint ventures, (collectively, the “Non-Debtors”) either consolidated or unconsolidated, have sought such protection.

The Debtors are currently operating as “debtors in possession” under the jurisdiction of and in accordance with the applicable provisions of the orders of the Bankruptcy Court.  The Non-Debtors are continuing their operations and are not subject to the requirements of Chapter 11.  In the aggregate, the Debtors own and operate 166 of the more than 200 regional shopping centers that we own and manage, of which 42 are indirectly wholly-owned by TRCLP.  In addition, through certain of its wholly-owned subsidiaries, TRCLP owns a minority interest in GGPLP L.L.C. which owns 85 regional shopping centers.  Pursuant to Chapter 11, a debtor is afforded certain protection against its creditors and creditors are prohibited from taking certain actions (such as pursuing collection efforts or proceeding to foreclose on secured obligations) related to debts that were owed prior to the commencement of the Chapter 11 Cases.  Accordingly, although the commencement of the Chapter 11 Cases triggered defaults on substantially all debt obligations of the Debtors, creditors are stayed from taking any action as a result of such defaults.  Absent an order of the Bankruptcy Court, these pre-petition liabilities are subject to settlement under a plan of reorganization.

In addition to our mortgage and other debt, current liabilities and liens, we are subject to certain executory contracts. The Debtors, subject to the approval of the Bankruptcy Court, may assume or reject these contracts. Although we are considering the rejection of certain of such contracts (except for our operating property tenant leases), only one such contract, that of an unexpired lease of office space that was no longer occupied by the Debtors, has been rejected as of September 30, 2009. Claims may result if an executory contract is rejected; however, no such potential claims have been recorded or reflected at this time.  On July 22, 2009, the Bankruptcy Court granted the Debtors an extension of time, through November 12, 2009, to assume or reject any unexpired leases where a Debtor is a lessee.

Since the Petition Date, the Bankruptcy Court has granted various motions that allow the Company to continue to operate its business in the ordinary course without interruption, and covering, among other things, employee obligations, critical service providers, tax matters, insurance matters, tenant and contractor obligations, claim settlements, ordinary course property sales, department store arrangements, cash management and cash collateral.  The Debtors have retained, pursuant to Bankruptcy Court approval, legal and financial professionals to advise the Debtors on the bankruptcy proceedings and certain other “ordinary course” professionals. From time to time, the Debtors may seek Bankruptcy Court approval for the retention of additional professionals.  The Bankruptcy Court has also approved the Debtors request to enter into a post-petition financing arrangement (the “DIP Facility”).  Since approval of the DIP Facility, the Debtors have focused on stabilizing their business and maintaining profitability during the Chapter 11 Cases.  Recently, the Company filed with the Bankruptcy Court statements of financial affairs and schedules of assets and liabilities for each entity and the Bankruptcy Court has established November 12, 2009 as the claims bar date for the presentation of all claims against the debtors for liabilities to be resolved in our reorganization as disclosed below.

As described above, we have received legal protection from our creditors pursuant to the Chapter 11 Cases. This protection is limited in duration. We are negotiating the terms of a reorganization plan with our lenders.  As part of the plan of reorganization currently being developed, the Debtors are in negotiations with certain secured lenders to extend the maturities on their mortgage loans.  There can be no assurance that such negotiations will yield sufficient reductions or deferrals of our current and future debt maturities to allow us to continue operations or that such plan will be approved by the Bankruptcy Court.   We currently have the exclusive right to file a plan of reorganization until February 26, 2010 and, if we file a plan by that date, we have until April 23, 2010 to obtain necessary acceptances of our plan.  However, we have the right to extend such exclusivity period to file a plan of reorganization until October 13, 2010, which extension is subject to the approval of the Bankruptcy Court.

Our potential inability to address our debt defaults and past due and future debt maturities raise substantial doubts as to our ability to continue as a going concern. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, as a result of the bankruptcy filings, such realization of assets and satisfaction of liabilities are subject to a significant number of uncertainties. Our consolidated financial statements do not reflect any adjustments related to the recoverability of assets and satisfaction of liabilities that might be necessary should we be unable to continue as a going concern.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of TRCLP, its subsidiaries and joint ventures in which it has a controlling interest.  For consolidated joint ventures, the noncontrolling partner’s share of the assets, liabilities and operations of the joint venture (generally computed as the joint venture partner’s ownership percentage) is included in Noncontrolling Interest in Consolidated Real Estate Affiliates as a permanent element of partners’ capital.  All significant intercompany balances and transactions have been eliminated.

In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been included. The results for the interim periods ended September 30, 2009 and 2008 are not necessarily indicative of the results to be obtained for the full fiscal year.

Accounting for Reorganization

The accompanying consolidated financial statements and the unaudited combined condensed financial statements of the Debtors presented below have been prepared in accordance with the generally accepted accounting principles related to financial reporting by entities in reorganization under the Bankruptcy Code, and on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Such accounting guidance also provides that if a debtor, or group of debtors, has significant combined assets and liabilities of entities which have not sought Chapter 11 bankruptcy protection, the debtors and non-debtors should continue to be combined.

Reclassifications and Adoption of New Accounting Pronouncements

Certain amounts in the 2008 Consolidated Financial Statements have been reclassified to conform to the current period presentation.  In addition, as of January 1, 2009 we adopted the following accounting pronouncement that requires retrospective application, in which all periods presented reflect the necessary changes.

As of January 1, 2009, we adopted a new generally accepted accounting principle related to noncontrolling interests in consolidated financial statements, which changed the reporting for minority interests in our consolidated joint ventures by re-characterizing them as noncontrolling interests and re-classifying certain of such minority interests as a component of permanent partners’ capital in our consolidated balance sheets. These principles also changed the presentation of the income allocated to minority interests by re-characterizing it as allocations to noncontrolling interests and re-classifying such income as an adjustment to net income to arrive at net income attributable to General Growth Properties, Inc.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  For example, significant estimates and assumptions have been made with respect to useful lives of assets, capitalization of development and leasing costs, provision for income taxes, recoverable amounts of receivables and deferred taxes, initial valuations and related amortization periods of deferred costs and intangibles, particularly with respect to acquisitions, impairment of long-lived assets and goodwill and cost ratios and completion percentages used for land sales.  Actual results could differ from these and other estimates.

Critical Accounting Policies

Critical accounting policies are those that are both significant to the overall presentation of our financial condition and results of operations and require management to make difficult, complex or subjective judgments. Our critical accounting policies for the fiscal year ended December 31, 2008 have not changed during 2009, with the exception of the accounting for reorganization in accordance with generally accepted accounting principles related to financial reporting by entities in reorganization under the bankruptcy code, and such policies.

MANAGEMENT’S DISCUSSION OF TRCLP OPERATIONS

Revenues

Tenant rents (which includes minimum rents, tenant recoveries, and overage rents) decreased by $33.6 million in the first nine months of 2009 due primarily to a $16.8 million decrease in minimum rents, of which $5.5 million was due to the sale of three office buildings and two office parks in 2008; an aggregate of a $8.8 million decrease in tenant recoveries; and a $8.0 million decrease in overage rents, due to lower occupancies and other general declines in economic conditions in 2009.  Land sales revenues increased by $7.8 million in the first nine months of 2009 due primarily to a bulk lot sale at Fairwood of approximately $15.0 million.  Excluding the Fairwood bulk lot sale, land sales have decreased by $7.2 million in 2009 due to diminished demand for residential and commercial lots. This trend is expected to continue through 2009.

Operating expenses

Operating expenses increased by $260.3 million due primarily to the following factors. Provisions for impairment increased by $278.3 million, as detailed below.  Based on the most current information available to us, we recognized impairment charges related to allocated goodwill of $135.0 million.  This impairment was primarily driven by the increases in capitalization rate assumptions and reduced estimates of NOI, primarily due to the continued downturn in the real estate market. Although we recorded a provision for impairment of goodwill of approximately $32.8 million at December 31, 2008, no impairments of goodwill were recorded for the nine months ended September 30, 2008.  We recorded impairment charges of $47.8 million for the nine months ended September 30, 2009 related to Owings Mills Mall and Owings Mills — Two Corporate Center located in Owings Mills, Maryland, and $35.5 million for the nine months ended September 30, 2009 related to our West Kendall development parcel located in Miami, Florida, which were calculated using a projected sales price analysis, incorporating available market information including offers previously received from other sources. We recorded an impairment charge of $52.8 million for the nine months ended September 30, 2009 related to our Fairwood master planned community, which was calculated using a projected sales price analysis related to an existing pending sales contract for a large bulk sale of lots which closed June 29, 2009.  We recorded an impairment charge related to the write down of various pre-development costs that were determined to be non-recoverable of $7.7 million in the nine months ended September 30, 2009.  These increases were partially offset by decreases in other operating costs.

Interest Expense

The increase in interest expense is primarily due to higher average debt balances for the nine months ended September 30, 2009 compared to September 30, 2008, that was primarily the result of multi property financing and/or re-financings and extensions in the second half of 2008.

Benefit from (provision for) income taxes

The increase in benefit from (provision for) income taxes for the nine months ended September 30, 2009 was primarily attributable to tax benefits related to the Fairwood and West Kendall impairments.

Equity in income of unconsolidated real estate affiliates

The decrease in equity in income of unconsolidated real estate affiliates is primarily due to a significant decrease in land sales at our Woodlands Partnership joint venture for the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008 and a net loss at GGPLP, LLC, in which TRCLP has a 9.3% ownership interest, for the nine months ended September 30, 2009.

Reorganization Items

Reorganization items under the bankruptcy filings are expense or income items that were incurred or realized by the Debtors as a result of the Chapter 11 Cases and are presented separately in the consolidated statements of income and comprehensive income. These items include professional fees and similar types of expenses directly related to the bankruptcy filings, loss accruals or gains or losses resulting from activities of the reorganization process, and interest earned on cash accumulated by the Debtors as a result of the Chapter 11 cases.  However, for the period ended September 30, 2009, this amount only reflects the gains resulting from agreements reached with certain critical vendors which were ratified by the Bankruptcy Court and for which payments on an installment basis began in July, 2009.  Any allocations of costs have not been made to individual debtors as all costs remain subject to Bankruptcy Court approval.

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES

(Debtor-in-Possession)

A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(In thousands)

	September 30,	December 31,
	2009	2008
Assets
Investment in real estate:
Land	$1,589,811	$1,584,843
Buildings and equipment	11,058,980	11,086,224
Less accumulated depreciation	(1,774,150)	(1,595,974)
Developments in progress	365,248	476,472
Net property and equipment	11,239,889	11,551,565
Investment in and loans to/from Unconsolidated Real Estate Affiliates	1,574,365	1,470,328
Investment land and land held for development and sale	1,664,356	1,698,405
Net investment in real estate	14,478,610	14,720,298
Cash and cash equivalents	53,935	25,411
Accounts and notes receivable, net	163,158	154,578
Goodwill	205,257	340,291
Deferred expenses, net	135,484	135,556
Prepaid expenses and other assets	597,699	606,589
Total assets	$15,634,143	$15,982,723

Liabilities and Partners’ Capital
Liabilities not subject to compromise:
Mortgages, notes and loans payable	$1,598,521	$9,697,848
Investment in and loans to/from Unconsolidated Real Estate Affiliates	23,960	25,048
Deferred tax liabilities	851,788	861,399
Accounts payable and accrued expenses	352,019	570,473
Liabilities not subject to compromise	2,826,288	11,154,768
Liabilities subject to compromise	8,334,954	—
Total liabilities	11,161,242	11,154,768

Partners’ capital:
Partners’ capital	8,761,303	9,028,681
Accumulated other comprehensive loss	(418)	(418)
Receivable from General Growth Properties, Inc.	(4,309,059)	(4,220,504)
Partners’ capital attributable to General Growth Properties, Inc.	4,451,826	4,807,759
Noncontrolling interests in Consolidated Real Estate Affiliates	21,075	20,196
Total partners’ capital	4,472,901	4,827,955
Total liabilities and partners’ capital	$15,634,143	$15,982,723

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES

(Debtor-in-Possession)

A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

(In thousands)

	Nine Months Ended
	September 30,
	2009	2008

Revenues:
Minimum rents	$632,515	$649,267
Tenant recoveries	289,913	298,737
Overage rents	11,983	20,016
Land sales	38,844	31,080
Other	28,594	41,844
Total revenues	1,001,849	1,040,944
Expenses:
Real estate taxes	90,044	85,277
Repairs and maintenance	69,811	75,432
Marketing	7,616	11,527
Other property operating costs	150,283	161,840
Land sales operations	40,594	33,645
Provisions for impairment	278,838	497
Property management and other costs	37,584	50,569
Provision for doubtful accounts	11,970	5,500
Depreciation and amortization	254,322	256,507
Total expenses	941,062	680,794
Operating income	60,787	360,150

Interest income	5,997	1,945
Interest expense	(376,416)	(372,836)
Loss from continuing operations before income taxes, noncontrolling interests and equity in income of Unconsolidated Real Estate Affiliates	(309,632)	(10,741)
Benefit from (provision for) income taxes	27,806	(9,865)
Equity in income of Unconsolidated Real Estate Affiliates	14,771	40,144
Reorganization items	1,414	—
(Loss) income from continuing operations	(265,641)	19,538
(Loss) income from discontinued operations	(210)	55,083
Net (loss) income	(265,851)	74,621

Allocation to noncontrolling interests	(1,167)	(945)
Net (loss) income attributable to General Growth Properties, Inc.	$(267,018)	$73,676

Comprehensive (loss) income, net:
Net (loss) income attributable to General Growth Properties, Inc.	$(267,018)	$73,676
Other comprehensive income:
Unrealized losses on available-for-sale securities	—	(7)
Net unrealized losses on financial instruments	—	8
Comprehensive (loss) income, net	$(267,018)	$73,677

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES

(Debtor-in-Possession)

A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF PARTNERS’ CAPITAL

(UNAUDITED)

(In thousands)

	Partners’ Capital	Accumulated other comprehensive loss	Receivable from General Growth Properties, Inc.	Noncontrolling Interests in Consolidated Real Estate Affiliates	Total Partners’ Capital

Balance at December 31, 2007	$8,934,378	$(419)	$(4,015,284)	$	$4,918,675
Cumulative effect of change in accounting principles	—	—	—	3,983	3,983

Adjusted balance January 1, 2008	8,934,378	(419)	(4,015,284)	3,983	4,922,658
Net income	73,676	—	—	945	74,621
Other comprehensive income	—	1	—	—	1
Receivable from General Growth Properties, Inc.	—	—	(366,527)	—	(366,527)
Contribution from General Growth Properties, Inc.	18,000	—	—	—	18,000
Tax expense from stock options	(220)	—	—	—	(220)
Contributions to (distributions from) non controlling interests in consolidated Real Estate Affiliates	—	—	—	9,740	9,740
Balance at September 30, 2008	$9,025,834	$(418)	$(4,381,811)	$14,668	$4,658,273

Balance at December 31, 2008 (as previously reported)	$9,028,681	$(418)	$(4,220,504)	$—	$4,807,759
Adjustments	—	—	—	20,196	20,196

Adjusted balance January 1, 2009	9,028,681	(418)	(4,220,504)	20,196	4,827,955
Net (loss) income	(267,018)	—	—	1,167	(265,851)
Receivable from General Growth Properties, Inc.	—	—	(88,555)	—	(88,555)
Contributions to (distributions from) non controlling interests in consolidated Real Estate Affiliates	(360)	—	—	(288)	(648)
Balance at September 30, 2009	$8,761,303	$(418)	$(4,309,059)	$21,075	$4,472,901

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES

(Debtor-in-Possession)

A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(In thousands)

	Nine Months Ended
	September 30,
	2009	2008

Cash flows from operating activities:
Net (loss) income	$(265,851)	$74,621
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	254,322	256,507
Equity in income of Unconsolidated Real Estate Affiliates	(14,771)	(40,144)
Distributions received from Unconsolidated Real Estate Affiliates	14,196	25,403
Loss (gain) on dispositions	210	(55,083)
Provisions for impairment	278,838	497
Participation expense pursuant to Contingent Stock Agreement	(3,572)	(528)
Land development and acquisition expenditures	(41,052)	(82,290)
Cost of land sales	20,147	6,269
Provision for doubtful accounts	11,970	5,500
Straight-line rent amortization	(11,623)	(14,759)
Amortization of intangibles other than in-place leases	3,193	2,739
Amortization of debt market rate adjustment and other non-cash interest expense	2,799	(4,646)
Non-cash reorganization items	(1,836)	—
Net changes:
Accounts and notes receivable	(9,066)	14,402
Other assets	(16,751)	(32,749)
Accounts payable and accrued expenses and deferred tax liabilities	104,942	32,576
Other, net	13,079	(1,616)
Net cash provided by operating activities	339,174	186,699

Cash flows from investing activities:
Development of real estate and property additions/improvements	(57,648)	(276,942)
Proceeds from sales of investment properties	6,418	72,075
Distributions received from Unconsolidated Real Estate Affiliates in excess of income	12,014	13,824
Increase in investments in Unconsolidated Real Estate Affiliates	(116,542)	(47,790)
Decrease in restricted cash	6,622	1,761
Other, net	(3,384)	4,524
Net cash used in investing activities	(152,520)	(232,548)

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES

(Debtor-in-Possession)

A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(In thousands)

	Nine Months Ended
	September 30,
	2009	2008

Cash flows from financing activities:
Proceeds from issuance of mortgages, notes and loans payable	—	1,220,183
Proceeds from issuance of notes payable to General Growth Properties, Inc.	86,059	—
Principal payments on mortgages, notes and loans payable	(155,152)	(803,880)
Advances to General Growth Properties, Inc.	(88,555)	(382,060)
Capital contribution from GGPLP	—	18,000
Deferred financing costs	(1,070)	(24,168)
(Distributions from) contributions to noncontrolling interests	(648)	9,740
Other, net	1,236	(407)
Net cash (used in) provided by financing activities	(158,130)	37,408

Net change in cash and cash equivalents	28,524	(8,441)
Cash and cash equivalents at beginning of period	25,411	23,679
Cash and cash equivalents at end of period	$53,935	$15,238

Supplemental disclosure of cash flow information:
Interest paid	$299,247	$387,886
Interest capitalized	32,707	27,412
Income taxes paid	6,413	36,930
Reorganization items paid	422	—
Non-Cash Transactions:
Change in accrued capital expenditures incurred in accounts payable and accrued expenses	$(14,991)	$39,860
Recognition of note payable in conjunction with land held for development and sale	6,520
Assumption of debt by purchaser in conjunction with sale of office buildings	—	84,000